James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

June 23, 2021

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. David Orlic

Re:     GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 4, 2021, David Orlic (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 218 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 266 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Emerging Markets ex-China Fund, a series of the Registrant (the “Fund”), and filed with the SEC on April 16, 2021 (the “485(a) Amendment”). Responses to the comments are set forth below. These responses will be reflected in Post-Effective Amendment No. 220 under the Securities Act and Amendment No. 268 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around June 30, 2021 (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.	With respect to the fee waiver and reimbursement shown in the “Annual Fund operating expenses” table in the Fund Summary section of the Prospectus, please confirm supplementally whether Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) is able to recoup expenses waived or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to the table. If so, please add footnote disclosure to indicate that GMO may only recoup from the Fund amounts waived or reimbursed within three years from the date that the waiver or reimbursement occurred and that the recoupment would not cause the Fund to exceed the expense cap that was in effect at the time of the reimbursement.

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Response: The Registrant confirms that, as described in the footnotes to the “Annual Fund operating expenses” table in the 485(a) Amendment, GMO is able to recoup (or “recover”) expenses that it has borne or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to the table. The Registrant notes that the footnotes also indicate that the Fund is not obligated to pay any recoupment with respect to an expense more than three years after GMO bore or reimbursed the expense and that no recoupment will cause the Fund to exceed the expense limitation set forth in the footnotes to the table or any lower expense limit as in effect at the time GMO seeks to recoup expenses. The Registrant confirms that comparable disclosure will be included in the footnotes to the Fund’s “Annual Fund operating expenses” table in the 485(b) Amendment.

2.	The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that, in selecting investments for the Fund, GMO may consider, among other factors, environmental, social, and governance (“ESG”) criteria. In that description or in the section “Additional Information about the Fund’s Investment Strategies, Risks, and Expenses—ESG Considerations,” please add disclosure providing one or more examples of the criteria that GMO may use with respect to each ESG category. Please also consider whether it would be appropriate to include ESG-related disclosure in the description of the Fund’s “Principal risks” or the Fund’s proxy voting policies and procedures.

Response: The Registrant notes that the “Additional Information about the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations” section of the Prospectus will be revised in the 485(b) Amendment as follows to add disclosure providing examples of the criteria that GMO may use with respect to each ESG category:

ESG Considerations. As described in the applicable Fund Summaries, GMO incorporates ESG (environmental, social, and governance) criteria into its investment process for some of the Funds. For those Funds, GMO’s investment process seeks to identify material ESG-related risks for each investment, with certain exceptions (such as cash and cash-like investments and derivatives). For example, in considering an investment in a particular company, GMO may consider: (1) environmental factors such as the company’s carbon emissions and waste; (2) social factors such as the company’s supply chain labor standards; and (3) governance factors such as the company’s merger/acquisition activity and dilution of minority shareholders. The foregoing examples are provided solely to illustrate the types of ESG criteria GMO investment teams may consider in evaluating an investment. ESG criteria are some of the many factors that GMO considers in making investment decisions. Evaluation of ESG criteria with respect to a country or an issuer may include criteria from a number of sources, including but not limited to third-party and proprietary ESG data/ratings, a company’s public SEC filings, news and articles in the press, litigation-related information and statements from company executives. The weight that ESG criteria are given, overall or individually, for a particular investment decision is dependent upon GMO’s assessment of their materiality and relevance to that investment decision. GMO considers ESG criteria as part of its investment process for the purpose of identifying risks and maximizing risk-adjusted returns. The consideration of ESG criteria as part of a Fund’s investment process does not mean that the Fund pursues a specific “ESG” investment strategy, and, depending on the Fund, GMO may sometimes make investment decisions that are not based on ESG criteria.

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The Registrant believes that its disclosure regarding ESG in the Fund Summary section for the Fund is appropriate given the role of ESG criteria in GMO’s investment process. The Registrant notes that adding an ESG-specific risk factor or disclosure could potentially confuse investors by suggesting ESG criteria play a more significant role in the Fund’s investment process than is actually the case and/or that GMO seeks to achieve ESG-related goals as part of the Fund’s investment objective (which is not the case). Given this, the Registrant respectfully declines to include the requested disclosure in Fund’s “Principal risks” section.

The Registrant confirms that it has reviewed the description of the Fund’s proxy voting policies and procedures and has not identified any ESG-related changes to that description that it believes are appropriate at this time.

3.	The Staff notes that the description of the Fund’s “Principal risks” includes references to short sales. Please confirm that any expected fees or imputed expenses resulting from short sales are appropriately reflected in the Fund’s “Annual Fund operating expenses” table.

Response: The Registrant hereby confirms that this is the case.

4.	Please confirm that, with respect to the Fund’s use of derivatives, the Fund uses the mark-to-market value of the derivatives for purposes of determining whether the Fund complies with its Name Policy under Rule 35d-1.

Response: As noted in the adopting release to Rule 35d-1 under the Investment Company Act, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”[1] Consistent with this statement and the general purposes of Rule 35d-1 under the Investment Company Act, the Registrant uses either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of the investment exposure provided by the derivative contract.

5.	The Staff notes that the description of the “Additional Information about the Fund’s Investment Strategies, Risks, and Expenses—Definitions” section includes references to sovereign debt. Please disclose in the Prospectus if the Fund is expected to invest more than 25% of its net assets in sovereign debt in any single country or, if not, please confirm supplementally.

Response: The Registrant confirms that the Fund is not expected to invest more than 25% of its net assets in sovereign debt in any single country.

6.	If the Fund is expected to invest in any affiliated fund (including other series of the Registrant), please add disclosure identifying the affiliated fund and describing its main investment strategies and associated principal risks.

1 See “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

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Response: The Registrant confirms that the Fund is not expected to invest in any affiliated fund.

7.	The Staff notes that Part C to the Registration Statement included in the 485(a) Amendment indicates that Amendment No. 12 to the Amended and Restated Agreement and Declaration of Trust of the Registrant (“Amendment No. 12”) and the Amended and Restated By-laws of the Registrant, effective as of March 1, 2007, as amended March 4, 2021 (the “By-laws”) will be filed by amendment. The Staff requests that the Registrant provide the Staff with copies of Amendment No. 12 and the By-laws at least five business days before the effectiveness of the 485(b) Amendment.

Response: The requested information was provided to the Staff via electronic mail on June 22, 2021.

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Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP